Registration Statement No.333-264388
Filed Pursuant to Rule 433

Subject to Completion, dated May 30, 2024
Pricing Supplement to the Prospectus dated May 26, 2022,
the Prospectus Supplement dated May 26, 2022 and the Product Supplement dated July 7, 2023

US$ [ ]
Senior Medium-Term Notes, Series I
Market Linked Notes due June 30, 2027
Linked to the Bloomberg Commodity IndexSM

•	The notes are designed for investors who are seeking 175.00% leveraged positive return based on any appreciation in the level of the Bloomberg Commodity IndexSM (the “Reference Asset”), subject to the Maximum Redemption Amount (as defined below). Investors must be willing to accept that the payment at maturity will not exceed the Maximum Redemption Amount.
•	The Maximum Redemption Amount is $1,300.00 for each $1,000 in principal amount (a 30.00% return on the notes).
•	If the Final Level of the Reference Asset decreases from its Initial Level, investors will receive a cash amount at maturity that is equal to the principal amount.
•	Investing in the notes is not equivalent to a hypothetical direct investment in the Reference Asset.
•	The notes do not bear interest. The notes will not be listed on any securities exchange.
•	All payments on the notes are subject to the credit risk of Bank of Montreal.
•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.
•	The CUSIP number of the notes is 06376AQ45.
•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
•	The notes will not be subject to conversion into our common shares or the common shares of any of our affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”).

Terms of the Notes:1

Pricing Date:	June 25, 2024	Valuation Date:	June 25, 2027
Settlement Date:	June 28, 2024	Maturity Date:	June 30, 2027

1Expected. See “Key Terms of the Notes” below for additional details.

	Price to Public[1]	Agent’s Commission[1]	Proceeds to Bank of Montreal[1]
Per Note Total	100% [ ]	3.00% [ ]	97.00% [ ]

1 The total “Agent’s Commission” and “Proceeds to Bank of Montreal” to be specified above will reflect the aggregate amounts at the time Bank of Montreal establishes its hedge positions on or prior to the Pricing Date, which may be variable and fluctuate depending on market conditions at such times. Certain dealers who purchased the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these accounts may be between $970.00 and $1,000 per $1,000 in principal amount. We or one of our affiliates may also pay a referral fee to certain dealers in connection with the distribution of the notes.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-5 hereof, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and the “Risk Factors” section beginning on page S-1 of the prospectus supplement and on page 8 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this document, the product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense. The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

On the date hereof, based on the terms set forth above, the estimated initial value of the notes is $954.10 per $1,000 in principal amount. The estimated initial value of the notes on the Pricing Date may differ from this value but will not be less than $905.00 per $1,000 in principal amount. However, as discussed in more detail below, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Reference Asset:	The Bloomberg Commodity IndexSM (ticker symbol "BCOM"). See "The Reference Asset" below for additional information.

Payment at Maturity:

If the Final Level of the Reference Asset is greater than its Initial Level and the Percentage Change of the Reference Asset multiplied by the Upside Leverage Factor is greater than or equal to the Maximum Return, the payment at maturity for each $1,000 in principal amount of the notes will equal the Maximum Redemption Amount.

If the Final Level of the Reference Asset is greater than its Initial Level and the Percentage Change of the Reference Asset multiplied by the Upside Leverage Factor is less than the Maximum Return, then the amount that investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

$1,000 + [$1,000 x (Percentage Change of the Reference Asset x Upside Leverage Factor)]

If the Final Level of the Reference Asset is less than or equal to its Initial Level, then investors will, for each $1,000 in principal amount of the notes, receive the principal amount of $1,000 and no additional return.

Upside Leverage Factor:	175.00%

Maximum Return:	30.00%

Maximum Redemption Amount:	The payment at maturity will not exceed the Maximum Redemption Amount of $1,300.00 per $1,000 in principal amount of the notes.

Percentage Change:	The quotient, expressed as a percentage, of the following formula: (Final Level - Initial Level) Initial Level

Initial Level:[2]	The closing level of the Reference Asset on the Pricing Date.

Final Level:	The closing level of the Reference Asset on the Valuation Date.

Pricing Date:[1]	June 25, 2024

Settlement Date:[1]	June 28, 2024

Valuation Date:[1]	June 25, 2027

Maturity Date:[1]	June 30, 2027

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

1 Expected and subject to the occurrence of a market disruption event or acceleration upon commodity hedging disruption event, as described in the accompanying product supplement. If we make any change to the expected Pricing Date and Settlement Date, the Valuation Date and Maturity Date will be changed so that the stated term of the notes remains approximately the same.

2As determined by the calculation agent and subject to adjustment in certain circumstances. See “General Terms of the Notes — Adjustments to a Reference Asset” in the product supplement for additional information.

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Payoff Example

The following table shows the hypothetical payout profile of an investment in the notes based on various hypothetical Final Levels (and the corresponding Percentage Change) of the Reference Asset, reflecting the 175.00% Upside Leverage Factor, and Maximum Return of 30.00%. Please see “Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the Notes” below for more detailed examples.

Hypothetical Percentage Change of the Reference Asset	Participation in Percentage Change	Hypothetical Return of the Notes
30.00% 17.15%	175% Upside Exposure, subject to the Maximum Return	30.00% 30.00%
10.00% 5.00%	175% Upside Exposure	17.50% 8.75%
-10% -100%	No Upside Payment	0% 0%

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Additional Terms of the Notes

You should read this document together with the product supplement dated July 7, 2023, the prospectus supplement dated May 26, 2022 and the prospectus dated May 26, 2022. This document, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in Additional Risk Factors Relating to the Notes in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement dated July 7, 2023:
https://www.sec.gov/Archives/edgar/data/927971/000121465923009316/o75236424b2.htm

Prospectus supplement dated May 26, 2022 and prospectus dated May 26, 2022:
https://www.sec.gov/Archives/edgar/data/0000927971/000119312522160519/d269549d424b5.htm

Our Central Index Key, or CIK, on the SEC website is 927971. As used in this document, "we", "us" or "our" refers to Bank of Montreal.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents free of charge by visiting the SEC's website at http://www.sec.gov. Alternatively, we will arrange to send to you the prospectus (as supplemented by the prospectus supplement and product supplement) if you request it by calling our agent toll-free at 1-877-369-5412.

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Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

Risks Related to the Structure or Features of the Notes

•	Your return on the notes is limited to the Maximum Redemption Amount, regardless of any appreciation in the levels of the Reference Asset. — The return on your notes will not be greater than the Maximum Redemption Amount. This will be the case even if the Percentage Change of the Reference Asset multiplied by the Upside Leverage Factor exceeds the Maximum Return.

•	Your return on the notes may be lower than the return on a conventional debt security of comparable maturity. — The return that you will receive on your notes, which could be negative, may be less than the return you could earn on other investments. The notes do not provide for interest payments and the payment you receive at maturity, if any, may be less than the principal amount of the notes. Even if your return on the notes is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of ours with the same maturity or if you invested directly in the Reference Asset. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

•	The notes could be accelerated upon the occurrence of a commodity hedging disruption event. If the calculation agent determines that a commodity hedging disruption event has occurred, (i) the calculation agent may make adjustments to the Initial Level and any other variables or any other terms of the notes as the calculation agent considers appropriate, or (ii) your notes may be accelerated upon the occurrence of such an event. The calculation agent may base its determination on a number of factors, which are described under “General Terms of the Notes— Acceleration Upon Commodity Hedging Disruption Event” in the product supplement. The calculation will not consider the interests of holders in making any determination with respect to a commodity hedging disruption event.

Risks Related to the Reference Asset

•	Owning the notes is not the same as a hypothetical direct investment in the Reference Asset or a security directly linked to the Reference Asset. — The return on your notes will not reflect the return you would realize if you made a hypothetical direct investment in the Reference Asset or the underlying futures contracts of the Reference Asset or a security directly linked to the performance of the Reference Asset or the underlying futures contracts of the Reference Asset and held that investment for a similar period. Your notes may trade quite differently from the Reference Asset. Changes in the level of the Reference Asset may not result in comparable changes in the market value of your notes. Even if the level of the Reference Asset increases during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent. It is also possible for the market value of the notes to decrease while the level of the Reference Asset increases.

•	You will have no right to receive any futures contracts or commodities included in the Reference Asset at maturity. — Investing in your notes will not make you a holder of any futures contracts or commodities included in the Reference Asset.

•	We have no affiliation with the index sponsor and will not be responsible for the index sponsor's actions. — The sponsor of the Reference Asset is not our affiliate and will not be involved in the offering of the notes in any way. Consequently, we have no control over the actions of the index sponsor, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. The index sponsor has no obligation of any sort with respect to the notes. Thus, the index sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes. None of our proceeds from the issuance of the notes will be delivered to the index sponsor.

•	You must rely on your own evaluation of the merits of an investment linked to the Reference Asset. — In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the levels of the Reference Asset or the prices of the futures contracts included in the Reference Asset. One or more of our affiliates have published, and in the future may publish, research reports that express views on the Reference Asset or these futures contracts. However, these views are subject to change from time to time. Moreover, other professionals who deal in the markets relating to the Reference Asset at any time may have significantly different views from those of our affiliates. You are encouraged to derive information concerning the Reference Asset from multiple sources, and you should not rely on the views expressed by our affiliates. Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

•	The notes will not be regulated by the Commodity Futures Trading Commission (the “CFTC”). — Unlike a direct investment in futures contracts related to the underlying commodities, your investment in the notes does not afford you the benefits of the regulatory protections of the CFTC. You will not benefit from the CFTC’s or any other non-U.S. regulators’ regulatory protections that are afforded to persons who trade in futures contracts through a registered futures merchant or operator.

Unlike an investment in notes linked to the performance of an ETF that invests in one or more commodities, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a “commodity pool operator” (a “CPO”). Because the notes will not be interests in a commodity pool, they will not be regulated by the CFTC as a commodity pool and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools.

•	Prices of futures contracts are characterized by high and unpredictable volatility, which could lead to high and unpredictable volatility in the Reference Asset. — The Reference Asset tracks futures contracts. Market prices of the futures contracts included in the Reference Asset could be highly volatile and may fluctuate rapidly based on numerous factors, including the factors that affect the prices of these futures contracts. The prices of futures contracts are subject to variables that may be less significant to the values of traditional securities such as stocks and bonds. These variables may create additional risks that cause the value of the notes to be more volatile than the values of traditional securities.

As a general matter, the risk of low liquidity or volatile pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodities. Many commodities, like those in the energy and industrial metals sectors, have liquid futures contracts that expire every month. Therefore, these contracts are rolled forward every month. Contracts based on certain other commodities, most notably agricultural and livestock products, tend to have only a few contract months each year that trade with substantial liquidity. Thus, these commodities, with related futures contracts that expire infrequently, roll forward less frequently than every month and can have further pronounced pricing volatility during extended periods of low liquidity. The risk of irregular liquidity or pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take delivery of the underlying commodities. Because the Reference Asset references energy futures contracts, it should be noted that due to the significant level of continuous consumption, limited reserves and oil cartel controls, energy commodities are subject to rapid price increases in the event of perceived or actual shortages. These factors (when combined or in isolation) may affect the price of futures contracts and, as a consequence, the level of the Reference Asset and any payment on the notes.

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•	The notes do not offer direct exposure to commodity spot prices. — The notes are linked to a Reference Asset that tracks futures contracts, not physical commodities (or their spot prices). The price of a futures contract reflects the expected value of a commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, if the notes may underperform a similar investment that is linked to commodity spot prices.
•	The prices of commodities are volatile and are affected by numerous factors, certain of which are specific to the commodity sector for each commodity. — A change in the price of any of the commodities upon which the futures contracts underlying the Reference Asset are based may have a material adverse effect on the value of the notes and your return on an investment in the notes. Commodities and commodity futures contracts are subject to the effect of numerous factors, certain of which are specific to the commodity sector for each commodity or commodity futures contract to which your notes provide exposure, as discussed below.

Agricultural Sector

Global prices of agricultural commodities, including cocoa, coffee, corn, cotton, soybeans, sugar and wheat, are primarily affected by the global demand for and supply of those commodities but are also significantly influenced by speculative actions and by currency exchange rates. In addition, prices for agricultural commodities are affected by governmental programs and policies regarding agriculture, as well as general trade, fiscal and exchange control policies. Extrinsic factors, such as drought, floods, general weather conditions, disease and natural disasters may also affect agricultural commodity prices. Demand for agricultural commodities, such as wheat, corn and soybeans, both for human consumption and as cattle feed, has generally increased with worldwide growth and prosperity.

Energy Sector

Global prices of energy commodities, including WTI crude oil, Brent crude oil, RBOB gasoline, heating oil, gas oil and natural gas, are primarily affected by the global demand for and supply of these commodities, but they are also significantly influenced by speculative actions and by currency exchange rates. In addition, prices for energy commodities are affected by governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, trade, fiscal, monetary and exchange control policies, and with respect to oil, drought, floods, weather, government intervention, environmental policies, embargoes and tariffs. Demand for refined petroleum products by consumers, as well as by the agricultural, manufacturing and transportation industries, affects the price of energy commodities. Sudden disruptions in the supplies of energy commodities, such as those caused by war, natural events, accidents or acts of terrorism, may cause prices of energy commodity futures contracts to become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing energy commodities, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. In particular, supplies of crude oil may increase or decrease depending on, among other factors, production decisions by the Organization of the Oil and Petroleum Exporting Countries (“OPEC”) and other crude oil producers. Crude oil prices are determined with significant influence by OPEC, which has the capacity to influence oil prices worldwide because its members possess a significant portion of the world’s oil supply. Crude oil prices are generally more volatile and more subject to dislocation than are prices of other commodities. Demand for energy commodities such as oil and gasoline is generally linked to economic activity and will tend to reflect general economic conditions.

Industrial Metals Sector

Global prices of industrial metals commodities, including aluminum, copper, lead, nickel and zinc, are primarily affected by the global demand for and supply of these commodities, but they are also significantly influenced by speculative actions and by currency exchange rates. Demand for industrial metals is significantly influenced by the level of global industrial economic activity. Prices for industrial metals commodities are affected by governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, trade, fiscal, monetary and exchange control policies, government intervention, embargoes and tariffs. An additional, but highly volatile, component of demand for industrial metals is adjustments to inventory in response to changes in economic activity and/or pricing levels, which will influence investment decisions in new mines and smelters. Sudden disruptions in the supplies of industrial metals, such as those caused by war, natural events, accidents, acts of terrorism, transportation problems, labor strikes and shortages of power, may cause prices of industrial metals futures contracts to become extremely volatile and unpredictable. The introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities will also affect the prices of industrial metals commodities.

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Livestock Sector

Livestock commodities, including live cattle, feeder cattle and lean hogs, are “non-storable” commodities, and therefore may experience greater price volatility than traditional commodities. Global livestock commodity prices are primarily affected by the global demand for and supply of those commodities, but are also significantly influenced by speculative actions and by currency exchange rates. In addition, prices for livestock commodities are affected by governmental programs and policies regarding livestock, as well as general trade, fiscal and exchange control policies. Extrinsic factors, such as drought, floods, general weather conditions, disease (e.g., Bovine Spongiform Encephalopathy, or Mad Cow Disease, and swine influenza), availability of and prices for livestock feed and natural disasters may also affect livestock commodity prices. Demand for livestock commodities has generally increased with worldwide growth and prosperity.

Precious Metals Sector

Global prices of precious metals commodities, including gold, silver, platinum and palladium, are primarily affected by the global demand for and supply of those commodities, but they are also significantly influenced by speculative actions and by currency exchange rates. Demand for precious metals is significantly influenced by the level of global industrial economic activity. Prices for precious metals are affected by governmental programs and policies, national and international political and economic events, expectations with respect to the rate of inflation, changes in interest and exchange rates, trading activities in commodities and related contracts, trade, fiscal, monetary and exchange control policies, government intervention, embargoes and tariffs. Sudden disruptions in the supplies of precious metals, such as those caused by war, natural events, accidents, acts of terrorism, transportation problems, labor strikes and shortages of power, may cause prices of precious metals futures contracts to become extremely volatile and unpredictable. In addition, prices for precious metals can be affected by numerous other factors, including jewelry demand and production levels.

General Risk Factors

•	Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay any amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

•	Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading of futures contracts included in the Reference Asset on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the level of the Reference Asset and, therefore, the market value of, and the payments on, the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Reference Asset . By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

•	Our initial estimated value of the notes will be lower than the price to public. — Our initial estimated value of the notes is only an estimate, and is based on a number of factors. The price to public of the notes will exceed our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value. These costs include any underwriting discount and selling concessions, the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations. The initial estimated value of the notes may be as low as the amount indicated on the cover page hereof.

•	Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of the notes as of the date hereof is, and our estimated value as determined on the Pricing Date will be, derived using our internal pricing models. This value is based on market conditions and other relevant factors, which include volatility of the Reference Asset , dividend rates and interest rates. Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the Pricing Date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the Pricing Date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth herein and in the product supplement. These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions. Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

•	The terms of the notes are not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we will use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

•	Certain costs are likely to adversely affect the value of the notes. — Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public. This is because any secondary market prices will likely take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of any underwriting discount and selling concessions, and the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs. As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely be lower than the price to public. Any sale that you make prior to the Maturity Date could result in a substantial loss to you.

•	Lack of liquidity. — The notes will not be listed on any securities exchange. BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

•	Hedging and trading activities. — We or any of our affiliates have carried out or may carry out hedging activities related to the notes, including purchasing or selling futures contracts or commodities included in the Reference Asset, futures or options relating to the Reference Asset or the futures contracts or commodities included in the Reference Asset or other derivative instruments with returns linked or related to changes in the performance on the Reference Asset or futures contracts or commodities included in the Reference Asset. We or our affiliates may also trade in the futures contracts or commodities included in the Reference Asset or instruments related to the Reference Asset or such futures contracts or commodities from time to time. Any of these hedging or trading activities on or prior to the Pricing Date and during the term of the notes could adversely affect the payments on the notes.

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•	Many economic and market factors will influence the value of the notes. — In addition to the levels of the Reference Asset and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

•	U.S. taxpayers will be required to pay taxes on the notes each year. — The notes will likely be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. If you are a United States holder (as defined in the accompanying prospectus), you generally will be required to pay taxes on ordinary income over the term of the notes based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amounts you will be taxed on prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. Any gain you may recognize on the sale or maturity of the notes will be ordinary income. Any loss you may recognize upon the sale of the notes will generally be ordinary loss to the extent of the interest you included as income in the current or previous taxable years in respect of the notes and thereafter will be capital loss.

Please read carefully the section entitled "U.S. Federal Tax Information" in this pricing supplement, the section entitled "Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations" in the accompanying product supplement, the section entitled "United States Federal Income Taxation" in the accompanying prospectus and the section entitled "Certain Income Tax Consequences" in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

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Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the Notes

The following table illustrates the hypothetical payments on a note at maturity. The hypothetical payments are based on a $1,000 investment in the note, a hypothetical Initial Level of 100.00, the Maximum Return of 30.00%, the Maximum Redemption Amount of $1,300.00, and a range of hypothetical Final Levels and the effect on the payment at maturity.

The hypothetical examples shown below are intended to help you understand the terms of the notes. The actual cash amount that you will receive at maturity will depend upon the Final Level of the Reference Asset. You may lose some or all of the principal amount at maturity.

Hypothetical Final Level	Hypothetical Final Level Expressed as a Percentage of the Initial Level	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
200.00	200.00%	$1,300.00	30.00%
180.00	180.00%	$1,300.00	30.00%
160.00	160.00%	$1,300.00	30.00%
140.00	140.00%	$1,300.00	30.00%
130.00	130.00%	$1,300.00	30.00%
117.50	117.50%	$1,300.00	30.00%
110.00	110.00%	$1,175.00	17.50%
105.00	105.00%	$1,087.50	8.75%
100.00	100.00%	$1,000.00	0.00%
95.00	95.00%	$1,000.00	0.00%
90.00	90.00%	$1,000.00	0.00%
85.00	85.00%	$1,000.00	0.00%
80.00	80.00%	$1,000.00	0.00%
75.00	75.00%	$1,000.00	0.00%
0.00	0.00%	$1,000.00	0.00%

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The level of the Reference Asset decreases from the hypothetical Initial Level of 100.00 to a hypothetical Final Level of 90.00, representing a Percentage Change of –10.00%. Because the Percentage Change of the Reference Asset is negative, the investor receives a payment at maturity of $1,000.00 per $1,000 in principal amount of the notes.

Example 2: The level of the Reference Asset increases from the hypothetical Initial Level of 100.00 to a hypothetical Final Level of 110.00, representing a Percentage Change of 10.00%. Because the hypothetical Final Level of the Reference Asset is greater than its hypothetical Initial Level and the Percentage Change multiplied by the Upside Leverage Factor does not exceed the Maximum Return, the investor receives a payment at maturity of $1,175.00 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + $1,000 x (10.00% x 175.00%) = $1,175.00

Example 3: The level of the Reference Asset increases from the hypothetical Initial Level of 100.00 to a hypothetical Final Level of 130.00, representing a Percentage Change of 30.00%. Because the hypothetical Final Level of the Reference Asset is greater than its hypothetical Initial Level, and the Percentage Change multiplied by the Upside Leverage Factor exceeds the Maximum Return, the investor receives a payment at maturity of $1,300.00 per $1,000 in principal amount of the notes (the Maximum Redemption Amount). The return on the notes in this example is less than the Percentage Change of the Reference Asset.

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U.S. Federal Tax Information

We intend to treat the notes, and in the opinion of our counsel, Mayer Brown LLP, the notes should be treated, as debt instruments subject to the special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Please see the discussion in the product supplement dated July 7, 2023 under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations—Notes Treated as Indebtedness—Where the Term of the Notes Exceeds One Year,” which applies to the notes.

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Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover hereof. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or each additional dealer engaged by a dealer to whom BMOCM reoffers the notes, will receive a commission from BMOCM, which will not exceed the commission set forth on the cover page. We or one of our affiliates may also pay a referral fee to certain dealers in connection with the distribution of the notes.

Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these accounts may be less than 100% of the principal amount, as set forth on the cover page of this document. Investors that hold their notes in these accounts may be charged fees by the investment advisor or manager of that account based on the amount of assets held in those accounts, including the notes.

We will deliver the notes on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of the notes and to reject orders in whole or in part. You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes. BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use the final pricing supplement relating to the notes in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use the final pricing supplement in market-making transactions in any notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, the final pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) any underwriting discount and the selling concessions paid in connection with this offering. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

The notes and the related offer to purchase notes and sale of notes under the terms and conditions provided herein do not constitute a public offering in any non-U.S. jurisdiction, and are being made available only to individually identified investors pursuant to a private offering as permitted in the relevant jurisdiction. The notes are not, and will not be, registered with any securities exchange or registry located outside of the United States and have not been registered with any non-U.S. securities or banking regulatory authority. The contents of this document have not been reviewed or approved by any non-U.S. securities or banking regulatory authority. Any person who wishes to acquire the notes from outside the United States should seek the advice or legal counsel as to the relevant requirements to acquire these notes.

British Virgin Islands. The notes have not been, and will not be, registered under the laws and regulations of the British Virgin Islands, nor has any regulatory authority in the British Virgin Islands passed comment upon or approved the accuracy or adequacy of this document. This pricing supplement and the related documents shall not constitute an offer, invitation or solicitation to any member of the public in the British Virgin Islands for the purposes of the Securities and Investment Business Act, 2010, of the British Virgin Islands.

Cayman Islands. Pursuant to the Companies Law (as amended) of the Cayman Islands, no invitation may be made to the public in the Cayman Islands to subscribe for the notes by or on behalf of the issuer unless at the time of such invitation the issuer is listed on the Cayman Islands Stock Exchange. The issuer is not presently listed on the Cayman Islands Stock Exchange and, accordingly, no invitation to the public in the Cayman Islands is to be made by the issuer (or by any dealer on its behalf). No such invitation is made to the public in the Cayman Islands hereby.

Dominican Republic. Nothing in this pricing supplement constitutes an offer of securities for sale in the Dominican Republic. The notes have not been, and will not be, registered with the Superintendence of Securities Market of the Dominican Republic (Superintendencia del Mercado de Valores), under Dominican Securities Market Law No. 249-17 (“Securities Law 249-17”), and the notes may not be offered or sold within the Dominican Republic or to, or for the account or benefit of, Dominican persons (as defined under Securities Law 249-17 and its regulations). Failure to comply with these directives may result in a violation of Securities Law 249-17 and its regulations.

Israel. This pricing supplement is intended solely for investors listed in the First Supplement of the Israeli Securities Law of 1968, as amended. A prospectus has not been prepared or filed, and will not be prepared or filed, in Israel relating to the notes offered hereunder. The notes cannot be resold in Israel other than to investors listed in the First Supplement of the Israeli Securities Law of 1968, as amended.

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No action will be taken in Israel that would permit an offering of the notes or the distribution of any offering document or any other material to the public in Israel. In particular, no offering document or other material has been reviewed or approved by the Israel Securities Authority. Any material provided to an offeree in Israel may not be reproduced or used for any other purpose, nor be furnished to any other person other than those to whom copies have been provided directly by us or the selling agents.

Nothing in this pricing supplement or any other offering material relating to the notes, should be considered as the rendering of a recommendation or advice, including investment advice or investment marketing under the Law For Regulation of Investment Advice, Investment Marketing and Investment Portfolio Management, 1995, to purchase any note. The purchase of any note will be based on an investor’s own understanding, for the investor’s own benefit and for the investor’s own account and not with the aim or intention of distributing or offering to other parties. In purchasing the notes, each investor declares that it has the knowledge, expertise and experience in financial and business matters so as to be capable of evaluating the risks and merits of an investment in the notes, without relying on any of the materials provided.

Mexico. The notes have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico. This pricing supplement and the related documents may not be publicly distributed in Mexico. The notes may only be offered in a private offering pursuant to Article 8 of the Securities Market Law.

Switzerland. This pricing supplement is not intended to constitute an offer or solicitation to purchase or invest in any notes. Neither this pricing supplement nor any other offering or marketing material relating to the notes constitutes a prospectus compliant with the requirements of articles 35 et seq. of the Swiss Financial Services Act ("FinSA")) for a public offering of the notes in Switzerland and no such prospectus has been or will be prepared for or in connection with the offering of the notes in Switzerland.

Neither this pricing supplement nor any other offering or marketing material relating to the notes has been or will be filed with or approved by a Swiss review body (Prüfstelle). No application has been or is intended to be made to admit the notes to trading on any trading venue (SIX Swiss Exchange or on any other exchange or any multilateral trading facility) in Switzerland. Neither this pricing supplement nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

The notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of FinSA except (i) in any circumstances falling within the exemptions to prepare a prospectus listed in article 36 para. 1 FinSA or (ii) where such offer does not qualify as a public offer in Switzerland, provided always that no offer of notes shall require the Issuer or any offeror to publish a prospectus pursuant to article 35 FinSA in respect to such offer and that such offer shall comply with the additional restrictions set out below (if applicable). The Issuer has not authorised and does not authorise any offer of notes which would require the Issuer or any offeror to publish a prospectus pursuant to article 35 FinSA in respect of such offer. For purposes of this provision "public offer" shall have the meaning as such term is understood pursuant to article 3 lit. g and h FinSA and the Swiss Financial Services Ordinance ("FinSO").

The notes do not constitute participations in a collective investment scheme within the meaning of the Swiss Collective Investment Schemes Act. They are not subject to the approval of, or supervision by, the Swiss Financial Market Supervisory Authority ("FINMA"), and investors in the notes will not benefit from protection under CISA or supervision by FINMA.

Prohibition of Offer to Private Clients in Switzerland - No Key Information Document pursuant to article 58 FinSA (Basisinformationsblatt für Finanzinstrumente) or equivalent document under foreign law pursuant to article 59 para. 2 FinSA has been or will be prepared in relation to the notes. Therefore, the following additional restriction applies: Notes qualifying as "debt securities with a derivative character" pursuant to article 86 para. 2 FinSO may not be offered within the meaning of article 58 para. 1 FinSA, and neither this pricing supplement nor any other offering or marketing material relating to such notes may be made available, to any retail client (Privatkunde) within the meaning of FinSA in Switzerland.

The notes may also be sold in the following jurisdictions, provided, in each case, any sales are made in accordance with all applicable laws in such jurisdiction:

•	Barbados

•	Bermuda

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Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of the notes on the date hereof, and that will be set forth on the cover page of the final pricing supplement relating to the notes, equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The value of these derivative transactions is derived from our internal pricing models. These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors. As a result, the estimated initial value of the notes on the Pricing Date will be determined based on the market conditions on the Pricing Date.

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The Reference Asset

All disclosures contained in this pricing supplement regarding the Reference Asset, including, without limitation, their make-up, method of calculation, and changes in their components and their historical closing levels, have been derived from publicly available information prepared by the applicable sponsor. The information reflects the policies of, and is subject to change by, the sponsor. The sponsor owns the copyrights and all rights to the Reference Asset. The sponsor is under no obligation to continue to publish, and may discontinue publication of, the Reference Asset. Neither we nor BMO Capital Markets Corp. accepts any responsibility for the calculation, maintenance or publication of the Reference Asset or any successor. We encourage you to review recent levels of the Reference Asset prior to making an investment decision with respect to the notes.

The Bloomberg Commodity IndexSM

The Bloomberg Commodity IndexSM is an index tracking the performance of a weighted basket of futures contracts on certain physical commodities. The level of the Bloomberg Commodity IndexSM therefore goes up or down depending on the overall performance of such weighted basket of commodity futures contracts.

The index is calculated, administered and published by Bloomberg Index Services Limited (“BISL” and collectively with its affiliates, “Bloomberg”). Bloomberg publishes the level of the Bloomberg Commodity IndexSM under the ticker symbol “BCOM”.

UBS Securities LLC transferred governance, calculation, distribution and licensing functions for the Bloomberg Commodity IndexSM to Bloomberg in 2014 and the Bloomberg Commodity IndexSM was rebranded from the “Dow Jones UBS- Commodity IndexSM” to the “Bloomberg Commodity IndexSM”. Bloomberg acquired the index in September 2020.

The Bloomberg Commodity IndexSM Governance, Audit and Review Structure

BISL uses two primary committees to provide overall governance and oversight of its benchmark administration activities: (i) the product risk and operations committee, and (ii) the benchmark oversight committee.

The product, risk and operations committee provides direct governance and is responsible for the first line of controls over the creation, design, production and dissemination of benchmark indices, strategy indices and fixings administered by BISL, including the Bloomberg Commodity IndexSM. The product, risk and operations committee is composed of Bloomberg personnel with significant experience or relevant expertise in relation to financial benchmarks. Meetings are attended by Bloomberg legal & compliance personnel. Nominations and removals are subject to review by Bloomberg’s benchmark oversight committee, discussed below.

The oversight function is provided by the benchmark oversight committee. The benchmark oversight committee is independent of the product, risk and operations committee and is responsible for reviewing and challenging the activities carried out by the product, risk and operations committee. In carrying out its oversight duties, the benchmark oversight committee receives reports of management information both from the product, risk and operations committee as well as Bloomberg legal and compliance members engaged in second level controls.

On a quarterly basis, the product, risk and operations committee reports to the benchmark oversight committee on governance matters, including but not limited to client complaints, the launch of new benchmarks, operational incidents (including errors & restatements), major announcements and material changes concerning the benchmarks, the results of any reviews of the benchmarks (internal or external) and material stakeholder engagements.

As described in more detail below, the Bloomberg Commodity IndexSM is reconstituted and rebalanced each year in January with respect to relative liquidity and production percentages. The composition and annual weightings for the Bloomberg Commodity IndexSM are determined each year by BISL employees operating within the product, risk and operations committee under the oversight of the benchmark oversight committee. Once approved, the new composition of the Bloomberg Commodity IndexSM is publicly announced, and takes effect in the month of January immediately following the announcement.

Set forth below is a summary of the composition of, and the methodology used to calculate, the Bloomberg Commodity IndexSM. The methodology for determining the composition and weighting of the Bloomberg Commodity IndexSM, and for calculating the level of the Bloomberg Commodity IndexSM, is subject to modification. BISL makes the official calculation of the level of the Bloomberg Commodity IndexSM.

Additional information about the Bloomberg Commodity IndexSM is available on the following website: bloombergindexes.com/. We are not incorporating by reference the website or any material it includes into this pricing supplement.

Composition of the Bloomberg Commodity IndexSM

Commodities Available for Inclusion in the Bloomberg Commodity IndexSM.

Commodities are selected for the Bloomberg Commodity IndexSM that are believed to be both sufficiently significant to the world economy to merit consideration and that are tradable through a qualifying related futures contract. With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the London Metals Exchange (“LME”) and the contract for Brent Crude Oil and Low Sulphur Gas Oil, each of the commodities is the subject of at least one futures contract that trades on a U.S. exchange. Twenty-five commodities are considered to be eligible for inclusion in the Bloomberg Commodity IndexSM. They are: aluminum, cocoa, coffee, copper, corn, cotton, crude oil (WTI crude and Brent crude), gold, lead, lean hogs, live cattle, low sulphur gas oil, natural gas, nickel, platinum, silver, soybean meal, soybean oil, soybeans, sugar, tin, ultra-low-sulphur diesel (heating oil), unleaded gasoline, wheat (Soft (Chicago) wheat and Hard Red Winter (Kansas City) wheat), and zinc.

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The twenty-two commodities represented in the Bloomberg Commodity IndexSM for 2024 are: aluminum, coffee, copper, corn, cotton, crude oil (WTI crude and Brent crude), gold, lead, lean hogs, live cattle, low sulphur gas oil, natural gas, nickel, silver, soybean meal, soybean oil, soybeans, sugar, ultra-low-sulphur diesel (heating oil), unleaded gasoline, wheat (Soft (Chicago) wheat and Hard Red Winter (Kansas City) wheat) and zinc.

Designated Contracts for Each Commodity

One or more commodity contracts known as “designated contracts” are selected by BISL for each commodity. With the exception of several LME contracts, which are traded in London, low sulphur gas oil, which is traded on the ICE Futures Europe, in London, crude oil, for which two designated contracts have been selected, and wheat for which two designated contracts that are traded in North America have been selected, BISL selects for each index commodity one commodity contract that is traded in North America and denominated in U.S. dollars. Data concerning the designated contracts will be used to calculate the Bloomberg Commodity IndexSM. It is possible that BISL will in the future select more than one designated contract for additional commodities or may select designated contracts that are traded outside of the United States or in currencies other than the U.S. dollar. For example, in the event that changes in regulations concerning position limits materially affect the ability of market participants to replicate the Bloomberg Commodity IndexSM in the underlying futures markets, it may become appropriate to include multiple designated contracts for one or more commodities (in addition to crude oil and wheat) in order to enhance liquidity. The termination or replacement of a commodity contract on an established exchange occurs infrequently; if a designated contract were to be terminated or replaced, a comparable commodity contract would be selected, if available, to replace the designated contract.

The following table sets forth the 2024 designated contracts for the commodities included in the Bloomberg Commodity IndexSM along with their respective Final Commodity Index Percentages (“CIPs”) for 2024, as published by the index sponsor. Actual percentages on any business day may vary from the CIPs due to market price fluctuations.

Commodity	Designated Contract	Trading Facility	2024 Final Commodity Index Percentages (%)
Aluminum	High Grade Primary Aluminum	LME	4.1056260%
Coffee	Coffee “C”	ICE Futures U.S.	2.9741780%
Copper*	Copper	COMEX	5.2978220%
Corn	Corn	CBOT	5.6623490%
Cotton	Cotton No. 2	ICE Futures U.S.	1.5703150%
WTI Crude Oil	Light, Sweet Crude Oil	NYMEX	7.3620050%
Brent Crude Oil	Oil (Brent Crude Oil)	ICE Futures Europe	7.6379950%
Gold	Gold	COMEX	14.3468000%
Lead	Lead	LME	0.8661400%
Lean Hogs	Lean Hogs	CME	1.7828380%
Live Cattle	Live Cattle	CME	3.4650870%
Low Sulphur Gas Oil	Low Sulphur Gas Oil (QS)	ICE Futures Europe	2.7798210%
Natural Gas	Henry Hub Natural Gas	NYMEX	7.9841690%
Nickel	Primary Nickel	LME	2.5842820%
Unleaded Gasoline	Reformulated Blendstock for Oxygen Blending (RBOB) Gasoline	NYMEX	2.2073490%
Silver	Silver	COMEX	4.4770770%
Soybean Meal	Soybean Meal	CBOT	3.5401900%
Soybean Oil	Soybean Oil	CBOT	3.3491640%
Soybeans	Soybeans	CBOT	5.9068480%

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Sugar	Sugar No. 11	ICE Futures U.S.	2.8076370%
Ultra-Low-Sulphur Diesel (heating oil)	ULS Diesel (HO)	NYMEX	2.1604180%
Wheat (Chicago)	Soft Wheat	CBOT	2.8184120%
Wheat (Kansas City HRW)	Hard Red Winter Wheat	CBOT	1.8189100%
Zinc	Special High Grade Zinc	LME	2.4945660%

* The Bloomberg Commodity IndexSM uses the copper contract traded on the COMEX division of the New York Mercantile Exchange for copper contract prices but LME contract volume data to determine the weighting for the Bloomberg Commodity IndexSM.

Commodity Groups

For purposes of applying the diversification rules discussed herein, the commodities available for inclusion in the Bloomberg Commodity IndexSM are assigned to “commodity groups”. The commodity groups, and the commodities currently included in each commodity group, are as follows:

Commodity Group	Commodities
Energy	Crude Oil (WTI and Brent) Natural gas Unleaded Gasoline Low Sulphur Gas Oil ULS Diesel
Precious Metals	Gold Platinum Silver
Industrial Metals	Aluminum Copper Lead Nickel Tin Zinc
Livestock	Live Cattle Lean Hogs
Grains	Corn Soybeans Soybean Oil Soybean Meal Wheat (Chicago and KC HRW)
Softs	Cocoa Coffee Cotton Sugar

The Bloomberg Commodity IndexSM also includes primary (base commodities that are not principally derived or produced from other commodities) and derivative commodities (commodities that are principally derived or produced from other commodities). Adjustments are made to avoid the “double-counting” of primary commodities that would result if primary commodities and derivative commodities were viewed as wholly separate categories. BISL, as index administrator, may determine that other index commodities qualify as derivative commodities in the future, resulting in similar adjustments.

Annual Reconstitution and Rebalancing of the Bloomberg Commodity IndexSM

The Bloomberg Commodity IndexSM is reconstituted and rebalanced each year in January on a price-percentage basis. The annual constitution and weightings for the Bloomberg Commodity IndexSM are determined each year by BISL employees operating within the product, risk and operations committee under the oversight of the benchmark oversight committee. Once approved, the new composition of the Bloomberg Commodity IndexSM is publicly announced, and takes effect in the month of January immediately following the announcement.

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The relative weightings of the designated contracts that are eligible for inclusion in the Bloomberg Commodity IndexSM are determined annually according to both liquidity and dollar-adjusted production data in 2/3 and 1/3 shares, respectively. Each year, for each designated contract eligible for inclusion in the Bloomberg Commodity IndexSM, liquidity is measured by the commodity liquidity percentage (“CLP”) and production by the commodity production percentage (“CPP”). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historic dollar value of the designated contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the Bloomberg Commodity IndexSM, except that LME volume is divided by three in order to make a more appropriate comparison to U.S. exchange data and that the COMEX price and the LME volume is used for copper, which requires adjusting the COMEX prices to metric tons. In contrast to U.S. futures, which are typically listed on a monthly or bimonthly basis and trade only during specific hours, LME contracts can be traded over-the-counter, 24 hours a day, for value on any business day within a three-month window extending out from spot. In addition, LME contracts can be traded for settlement on the third Wednesday of each month extending out 27 months from the date the contract is made. Accordingly, historical data comparable to that of U.S. futures contracts is not available for these LME contracts and certain adjustments to the available data are made for purposes of calculating this component of the Bloomberg Commodity IndexSM. In particular, LME contracts that trade on the third Wednesday of each month will serve as a proxy for U.S. futures contracts. The calculation of the Bloomberg Commodity IndexSM utilizes the LME contracts that trade on the third Wednesday of every other month, starting with January.

The CPP is determined for each designated contract by taking a five-year average of annual world production figures (the most recent five years for which data is available), adjusted by the historic dollar value of the designated contract, and dividing the result by the sum of such production figures for all designated contracts. Data for derivative commodities is not included in production data to avoid double-counting and, where there are multiple designated contracts for a particular commodity, the production data is allocated at this stage to only one designated contract also to avoid double-counting. Production weightings are allocated among derivative commodities and primary commodities, and between multiple contracts where applicable, before the final weightings are determined. In addition, for natural gas, only North American production is used.

The CLP and the CPP are then combined (using a ratio of 2/3 CLP plus 1/3 CPP) to establish an interim commodity index percentage for each designated contract. The Bloomberg Commodity IndexSM is designed to provide diversified exposure to commodities as an asset class. To ensure that no single commodity or commodity sector dominates the Bloomberg Commodity IndexSM, the following diversification rules are applied to the annual reweighting and rebalancing of the Bloomberg Commodity IndexSM as of January of the applicable year:

• No designated contract may constitute less than 0.4% of the Bloomberg Commodity IndexSM; designated contracts which constitute less than 0.4% of the Bloomberg Commodity IndexSM will be removed from the Bloomberg Commodity IndexSM.

• No single commodity together with its derivatives (together, a “commodity sector”) (e.g., crude oil together with ULS Diesel and unleaded gasoline or soybeans together with soybean meal and soybean oil), may constitute more than 25% of the Bloomberg Commodity IndexSM. Any excess weight is generally allocated equally to other commodities not affected by this rule, while treating commodity sectors as one asset when distributing the excess.

• No single commodity (e.g., natural gas or silver) may constitute more than 15% of the Bloomberg Commodity IndexSM (note that both crude oil designated contracts and both wheat designated contracts are considered together as one commodity for this purpose). Any excess weight is generally allocated equally to other commodities not affected by this rule, while treating commodity sectors as one asset when distributing the excess.

• No related group of commodities designated as a “commodity group” above (e.g., energy, precious metals, livestock, or grains) may constitute more than 33% of the Bloomberg Commodity IndexSM. Any excess weight is generally allocated equally to other commodities not affected by this rule, while treating commodity sectors as one asset when distributing the excess.

• Gold and silver will be given a weight equal to their CLPs (subject to the 25% commodity sector and 15% commodity limits). The sum of the difference between weights based on the interim percentage and the weights based on the CLPs generally will be subtracted from the other commodity sectors equally, while treating commodity sectors as one asset when subtracting the excess.

• No single commodity (e.g., natural gas, silver) may constitute less than 2% of the Bloomberg Commodity IndexSM. If one or more single commodities have a weight less than 2% of the Bloomberg Commodity IndexSM, the sum of the difference between the 2% and the actual weights generally will be subtracted from the other designated contracts equally and reallocated so that no single commodity has a weight less than 2%.

• The ratio of the interim percentage to the CLP for a designated contract may not exceed 3.5:1. The excess weight for all affected designated contracts is aggregated, and is generally allocated equally to other commodities with such a ratio below a certain number, currently set at 2.0.

Following the annual reconstitution and rebalancing of the Bloomberg Commodity IndexSM in January, the percentage of any single commodity or group of commodities at any time prior to the next reconstitution or rebalancing will fluctuate and may exceed or be less than the percentages set forth above.

Following application of the diversification rules discussed above, the target weights are incorporated into the Bloomberg Commodity IndexSM by calculating the new unit weights for each designated contract included in the Bloomberg Commodity IndexSM. On the fourth Bloomberg Commodity IndexSM business day of the year, the target weights, along with the settlement values on that date for designated contracts included in the Bloomberg Commodity IndexSM, are used to determine a commodity index multiplier (“CIM”) for each designated contract included in the Bloomberg Commodity IndexSM. This CIM is used to achieve the percentage weightings of the commodities included in the Bloomberg Commodity IndexSM, in U.S. dollar terms, indicated by their respective target weights. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each commodity included in the Bloomberg Commodity IndexSM will float throughout the year, until the CIMs are reset the following year based on new target weights. A “Bloomberg Commodity IndexSM business day” refers to a day on which the sum of the CIPs for those index commodities that are open for trading is greater than 50%.

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Calculation

BISL calculates the excess return version of the Bloomberg Commodity IndexSM by applying the impact of the changes to the prices of futures contracts included in the Bloomberg Commodity IndexSM (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Bloomberg Commodity IndexSM is a mathematical process whereby the CIMs for the commodities included in the Bloomberg Commodity IndexSM are multiplied by respective prices in U.S. dollars for the applicable designated contracts. These products are then summed. The percentage change in this sum is then applied to the immediately preceding index value to calculate the then current index value.

BISL then calculates the total return version of the Bloomberg Commodity IndexSM by applying the impact of the changes in the level of the excess return version of the Bloomberg Commodity IndexSM and adding interest that could be earned on funds committed to the trading of the underlying futures contracts. Once the level of the excess return version of the Bloomberg Commodity IndexSM is determined as discussed above, the daily return on a 13-week (3-month) U.S. Treasury Bill is added to the percentage change in the excess return version of the Bloomberg Commodity IndexSM (as compared with the prior Bloomberg Commodity IndexSM excess return level) to obtain the total return. The total return is then applied to the prior Bloomberg Commodity IndexSM total return level to calculate the new Bloomberg Commodity IndexSM total return level.

The Bloomberg Commodity IndexSM Is a Rolling Index

The Bloomberg Commodity IndexSM is composed of futures contracts rather than physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, futures contracts normally specify a certain date for the delivery of the underlying physical commodity. In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically contracts on physical commodities specifying delivery on a nearby date must be sold and contracts on physical commodities that have not yet reached the delivery period must be purchased. The rollover for each futures contract occurs over a period of five Bloomberg Commodity IndexSM business days each month according to a pre-determined schedule. This process is known as “rolling” a futures contract position. The Bloomberg Commodity IndexSM is, therefore, a “rolling index”.

Bloomberg Commodity IndexSM Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the Bloomberg Commodity IndexSM will be adjusted in the event that BISL determines that any of the following index calculation disruption events exists:

• termination or suspension of, or material limitation or disruption in the trading of any futures contract or first nearby futures contract used in the calculation of the Bloomberg Commodity IndexSM on that day,

• the settlement value of any futures contract used in the calculation of the Bloomberg Commodity IndexSM reflects the maximum permitted price change from the previous day’s settlement value,

• the failure of an exchange to publish official settlement values for any futures contract used in the calculation of the Bloomberg Commodity IndexSM, or

• with respect to any futures contract used in the calculation of the Bloomberg Commodity IndexSM that trades on the LME, a business day on which the LME is not open for trading.

If a market disruption event occurs on any Bloomberg Commodity IndexSM business day during a hedge roll period (the fifth through ninth Bloomberg Commodity IndexSM business day of each month) in any month other than January affecting any futures contract included in the Bloomberg Commodity IndexSM, the portion of the roll that would have taken place on that Bloomberg Commodity IndexSM business day is deferred until the next Bloomberg Commodity IndexSM business day on which such conditions do not exist. If any of these conditions exist throughout the hedge roll period, the roll with respect to the affected contract will be effected in its entirety on the next Bloomberg Commodity IndexSM business day on which such conditions no longer exist. The market disruption event will not postpone the roll for any other futures contract for which a market disruption event has not occurred.

In the event that a market disruption event occurs during the hedge roll period scheduled for January of each year affecting a futures contract included in the Bloomberg Commodity IndexSM, the rolling or rebalancing of the relevant designated contract will occur in all cases over five Bloomberg Commodity IndexSM business days on which no market disruption event exists. The hedge roll period in January, and the resulting rebalancing that is occurring, will be extended if necessary until the affected designated contract finishes rolling over five Bloomberg Commodity IndexSM business days. The amounts of a particular futures contract rolled or rebalanced in January will always be distributed over five Bloomberg Commodity IndexSM business days, and rolling weight at the rate of 20% per Bloomberg Commodity IndexSM business day on any Bloomberg Commodity IndexSM business day following a market disruption event during such hedge roll period. This change affects only the rolling or rebalancing process in January, with no change to the rules for rolling futures contracts in other monthly hedge roll periods.

Material changes or amendments to the calculation methodology are subject to the approval of the product, risk and operations committee. Questions and issues relating to the application and interpretation of terms contained in the index methodology generally and calculations during periods of extraordinary circumstances in particular will be resolved or determined by BISL.

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License Agreement

“Bloomberg®” and “Bloomberg Commodity Index” are service marks of Bloomberg Finance L.P. and its affiliates (collectively, “Bloomberg”), including Bloomberg Index Services Limited (“BISL”), the administrator of Bloomberg Commodity IndexSM, and have been licensed for use for certain purposes by BMO.

The notes are not sponsored, endorsed, sold or promoted by Bloomberg. Bloomberg does not make any representation or warranty, express or implied, to the owners of or counterparties to the notes or any member of the public regarding the advisability of investing in securities, gold or commodities generally or in the notes particularly. The only relationship of Bloomberg to the Licensee is the licensing of certain trademarks, trade names and service marks and of the Bloomberg Commodity IndexSM, which is determined, composed and calculated by BISL without regard to BMO or the notes. Bloomberg has no obligation to take the needs of BMO or the owners of the notes into consideration in determining, composing or calculating the Bloomberg Commodity IndexSM. Bloomberg is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. Bloomberg shall not have any obligation or liability, including, without limitation, to note customers, in connection with the administration, marketing or trading of the notes.

This pricing supplement relates only to the notes and does not relate to the exchange-traded physical commodities underlying any of the Bloomberg Commodity IndexSM components. Purchasers of the notes should not conclude that the inclusion of a futures contract in the Bloomberg Commodity IndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Bloomberg. The information in this pricing supplement regarding the Bloomberg Commodity IndexSM components has been derived solely from publicly available documents. Bloomberg has not made any due diligence inquiries with respect to the Bloomberg Commodity IndexSM components in connection with the notes. Bloomberg makes no representation that these publicly available documents or any other publicly available information regarding the Bloomberg Commodity IndexSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

BLOOMBERG DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE BLOOMBERG COMMODITY INDEXSM OR ANY DATA RELATED THERETO AND SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. BLOOMBERG DOES NOT MAKE ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BMO, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE BLOOMBERG COMMODITY INDEXSM OR ANY DATA RELATED THERETO. BLOOMBERG DOES NOT MAKE ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE BLOOMBERG COMMODITY INDEXSM OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, TO THE MAXIMUM EXTENT ALLOWED BY LAW, BLOOMBERG, ITS LICENSORS, AND ITS AND THEIR RESPECTIVE EMPLOYEES, CONTRACTORS, AGENTS, SUPPLIERS, AND VENDORS SHALL HAVE NO LIABILITY OR RESPONSIBILITY WHATSOEVER FOR ANY INJURY OR DAMAGES-WHETHER DIRECT, INDIRECT, CONSEQUENTIAL, INCIDENTAL, PUNITIVE OR OTHERWISE-ARISING IN CONNECTION WITH THE NOTES OR BLOOMBERG COMMODITY INDEXSM OR ANY DATA OR VALUES RELATING THERETO-WHETHER ARISING FROM THEIR NEGLIGENCE OR OTHERWISE, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

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